Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2017

Gurgaon, India and New York, Nov 14, 2017 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for three months ended September 30, 2017.

“The symbiotic relationship between our consumer direct business and corporate travel business enabled us to deliver our highest quarterly growth in our history as a public company with improving economics – our Revenue less Service Cost grew 46.1% YoY while our adjusted EBITDA improved by over 50% sequentially.  The acquisition of Air Travel Bureau (‘ATB’), one of India’s largest independent corporate travel companies during the quarter enabled us to create India’s largest corporate travel platform with over 660 large customers.  ATB for the moment continues to operate as an independent entity and we expect further growth and improved operating leverage once the ATB business is fully integrated” Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months ended September 30, 2017, include the financial and operating results of Air Travel Bureau Limited for two months in which we acquired a majority ownership stake on August 4, 2017.

Financial and Operating highlights for the three months ended September 30, 2017:

•	Revenue increased by 33% year-over-year (YOY) to INR 2,575.3 million.
•	Revenue Less Service Cost[1] increased to INR 1,689.8 million, representing an increase of 46.1% YOY.
•	Revenue Less Service Cost[1] from Hotels and Packages increased to INR 320.1 million, an increase of 42.3% YOY.
•	Standalone Hotel Room Nights Booked during the quarter of 0.4 million, represented an increase of 47.7% YOY.
•	Revenue Less Service Cost[1] from Air Ticketing increased to INR 1,200.1 million, an increase of 40.3% YOY
•	Gross Air Passengers Booked were 2.2 million representing YOY growth of 31.7%.
•	Total Gross Bookings (Air Ticketing and Hotels and Packages) [3] reached INR 21.9 billion representing YOY growth of 40.2%.
•	Adjusted EBITDA[2] Loss of INR 288.5 million, an improvement of 12.1% YOY

	Three months ended September 30,
	2017	2017	2016	YOY Change
	Unaudited
	INR	USD	INR	%
(in thousands except percentages)
Financial Summary as per IFRS
Revenue	2,575,327	39,438	1,936,172	33.0%
Results from operations	(575,357)	(8,811)	(394,298)	45.9%
Loss for the period	(777,431)	(11,906)	(411,900)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs [1]	1,689,804	25,877	1,156,778	46.1%
Air Ticketing	1,200,146	18,379	855,704	40.3%
Hotels and Packages	320,076	4,902	224,946	42.3%
Other	169,582	2,596	76,128	122.8%
Adjusted EBITDA [2]	(288,470)	(4,418)	(328,217)	12.1%
Operating Metrics
Gross Bookings [3]	21,905,258	335,456	15,619,316	40.2%
Air Ticketing	19,149,305	29,3251	13,423,566	42.7%
Hotels and Packages	2,755,953	42,205	2,195,750	25.5%
Net Revenue Margin% [4]
Air Ticketing	6.3%		6.4%
Hotels and Packages	11.6%		10.2%
Quantitative details [5]
Air Passengers Booked	2,187		1,660	31.7%
Stand-alone Hotel Room Nights Booked	443		300	47.7%
Packages Passengers Travelled	32		26	23.1%

Note:

1.	Revenue Less Service Cost represents Revenue after deducting service costs. See “Certain Non-IFRS Measures.”
2.	See section “Certain Non-IFRS Measures”.
3.	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.
4.	Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.
5.	Quantitative details are considered on a gross basis.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2017, the unaudited interim condensed consolidated statement of financial position as at September 30, 2017, the unaudited interim condensed consolidated statement of changes in equity for the six months ended September 30, 2017, and the unaudited interim condensed consolidated statement of cash flows for six months ended September 30, 2017 were converted into U.S. dollars at the exchange rate of 65.30 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Reclassifications

Certain reclassifications have been made in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive loss, unaudited interim condensed consolidated statement of financial position and unaudited interim condensed consolidated statement of cash flows of prior periods to conform to the classifications used in the current period. The impact of such reclassifications on unaudited interim condensed consolidated statements of profit or loss and other comprehensive loss, unaudited interim condensed consolidated statement of financial position and unaudited interim condensed consolidated statement of cash flows is not material.

Material Recent Development

On July 20, 2017, Yatra Online, Inc. (the “Registrant”), through its subsidiary, Yatra Online Private Limited (“Yatra India”) agreed to acquire all of the outstanding shares of Air Travel Bureau Limited (“ATB”) pursuant to a Share Purchase Agreement (the “Transaction”), by and among Yatra Limited, ATB and the sellers party thereto (the “Share Purchase Agreement”).

Pursuant to the terms of the Share Purchase Agreement, the Registrant has agreed to acquire a majority of the outstanding shares of ATB (the “First Closing”) in exchange for an upfront payment of approximately $8.0 million (the “Upfront Payment”) and the balance of the outstanding shares of ATB (the “Second Closing”) will be acquired in exchange for the final payment to be made in Q2 of the 2018 calendar year (the “Final Payment”). Based on the terms of the Share Purchase Agreement and management estimates, the Registrant expects the Upfront Payment and the Final Payment not to exceed a total purchase price of between $22.5 to $27.5 million, which has been financed through a combination of debt and cash in hand. The First Closing completed on 4th August 2017 and the Second Closing is expected to occur in Q2 of the 2018 calendar year, subject to other customary closing conditions.

ATB is India’s largest independent corporate travel services provider with Gross Bookings of approximately INR 15 Billion generated through a diverse client base of over 400 large and medium sized businesses across India. We believe that as a combined entity, we are now the largest corporate travel services platform in India by Gross Bookings. This acquisition will allow us to deliver best-in-class experiences to an even wider set of travelers, through our web and mobile app platforms and enhance our reach to cross-sell our entire product suite, including hotels, to this customer base.

Yatra Online, Inc.’s financial and operating results for the three months and six month ended September 30, 2017 include the financial and operating results of Air Travel Bureau Limited for two months in which we acquired a majority stake on August 4, 2017. Accordingly, the reported results for three months and six months ended September 30, 2017 which are inclusive of the impact of consolidation of the Air Travel Bureau Limited may not be comparable with the reported results of the three months and six month ended September 30, 2016, which did not have the impact of consolidation of the Air Travel Bureau Limited.

Results of Three months ended September 30, 2017 Compared to Three months ended September 30, 2016

Revenue. We generated an aggregate of Revenue of INR 2,575.3 million in the three months ended September 30, 2017, an increase of 33% over the Revenue of INR 1,936.2 million for the three months ended September 30, 2016.

Service Cost. Our service cost increased to INR 885.5 million in the three months ended September 30, 2017 from INR 779.4 million in the three months ended September 30, 2016 due to increase in our sale of packages.

Revenue Less Service Cost. Our Revenue Less Service Cost increased by 46.1% to INR 1,689.8 million in the three months ended September 30, 2017 from INR 1,156.8 million in the three months ended September 30, 2016. This growth resulted mainly from an increase of 40.3% in our Air Ticketing revenue along with an increase of 42.3% in our Revenue Less Service Cost from Hotels and Packages including the impact of consolidation of Air Travel Bureau Limited.

  Air Ticketing. Revenue from our Air Ticketing business increased by 40.3% to INR 1,200.1 million in the three months ended September 30, 2017 from INR 855.7 million in the three months ended September 30, 2016. This growth was driven by an increase in gross bookings by 42.7% to INR 19.1 billion in the three months ended September 30, 2017 including the impact of consolidation of Air Travel Bureau Limited, as compared to INR 13.4 billion in the three months ended September 30, 2016. The expansion of travel market in India is the major growth driver of our Air Ticketing transactions and Gross Bookings in three months ended September 30, 2017, even though our growth rates are higher than the growth rates in the air passengers in India. Our Net Revenue Margin in the current period decreased marginally to 6.3% including the impact of consolidation of Air Travel Bureau Limited from 6.4% in the corresponding period last year.

Hotels and Packages. Revenue from our Hotels and Packages business increased by 20% to INR 1,205.6 million in the three months ended September 30, 2017 from INR 1,004.3 million in the three months ended September 30, 2016. Our Revenue Less Service Cost for this segment increased by 42.3% to INR 320.1 million in the three months ended September 30, 2017 from INR 224.9 million in the three months ended September 30, 2016. This growth was due to an increase in our Gross Bookings by 25.5% to INR 2.8 billion including the impact of consolidation of Air Travel Bureau Limited along with an increase in Net Revenue Margin to 11.6% in the three months ended September 30, 2017 as compared to 10.2% during the three months ended September 30, 2016. The increase in Net Revenue Margin is due to change in business mix skewed more towards standalone hotels and higher margins as negotiated from the suppliers..

Other Revenue. Our other revenue grew by 122.8% to INR 169.6 million in the three months ended September 30, 2017 from INR 76.1 million in the three months ended September 30, 2016. This increase was primarily on account of increase in advertisement income, improvement in attach rates for Insurance booked along with air tickets thereby earning higher insurance facilitation fees and impact of consolidation of Air Travel Bureau Limited.

Other Income. Our other income increased to INR 4.4 million in the three months ended September 30, 2017 from INR 0.7 million in the three months ended September 30, 2016.

Personnel Expenses. Our personnel expenses increased by 86.2% to INR 714.7 million in the three months ended September 30, 2017 from INR 383.8 million in the three months ended September 30, 2016. This increase was primarily on account of consolidation of Air Travel Bureau Limited and an increase in employee share-based payment expense to INR 183.8 million in the three months ended September 30, 2017 from INR 2.7 million in the three months ended September 30, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 39.3% for the three months ended September 30, 2017. This increase was on account of consolidation of Air Travel Bureau Limited, annual salary increments and increase in employee headcount primarily in technology and product development functions.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 52.4% to INR 827.8 million in the three months ended September 30, 2017 from INR 543.3 million in the three months ended September 30, 2016 primarily on account of increases due to marketing campaigns with our new brand ambassador on TV and print media, consumer promotions and loyalty incentive programs and the impact of consolidation of Air Travel Bureau Limited. Marketing and Sales Promotion Expenses as a percentage of Revenue Less Service Cost marginally increased to 49% in the three months ended September 30, 2017 from 47% during the three months ended September 30, 2016, however, from the sequential previous quarter this ratio declined significantly from 70.6% demonstrating efficiencies in these expenses without compromising on growth in Revenue Less Service Cost from sequentially previous quarter.

Other Operating Expenses. Other operating expenses increased by 11.2% to INR 624 million in the three months ended September 30, 2017 from INR 561.3 million in the three months ended September 30, 2016 primarily on account of consolidation of Air Travel Bureau Limited, increase in payment gateway expense and commission due to increase in business volume and partially offset by a decrease in our Legal and Professional Fees.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 62.7% to INR 103.1 million in the three months ended September 30, 2017 from INR 63.4 million in the three months ended September 30, 2016 primarily as a result of an increase in amortization expense and the impact of consolidation of Air Travel Bureau Limited.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 575.4 million in the three months ended September 30, 2017. Our loss for the three months ended September 30, 2016 was INR 394.3 million. Excluding the employee share-based compensation costs, Adjusted Results from
Operations 1 would have been INR 391.6 million for three months ended September 30, 2017 as compared to INR 391.6 million for three months ended September 30, 2016.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased marginally to INR 1.6 million in the three months ended September 30, 2017 from INR 1.5 million in the three months ended September 30, 2016.

Finance Income. Our finance income decreased to INR 5.9 million in the three months ended September 30, 2017 from INR 25.8 million in the three months ended September 30, 2016.The decrease was primarily due to decrease in the interest income from our bank term deposits.

Finance Costs. Our finance costs decreased to INR 22.4 million in the three months ended September 30, 2017 as compared to INR 31.8 million in the three months ended September 30, 2016. The decrease was mainly on account of decrease in our foreign exchange loss and unwinding of a financial liability related to business expenses partially offset by the increase in interest on borrowings due to a new debt facility availed in the current quarter and the impact of consolidation of Air Travel Bureau Limited.

Change in fair value of warrants. The increase in cost was on account of change in the fair market value of warrants by INR 179.8 million.

Income Tax Expense. Our income tax expense during the three months ended September 30, 2017 was INR 8 million compared to an expense of INR 13.9 million during the three months ended September 30, 2016. This was primarily on account of lower taxable income in some of our subsidiaries and the impact of consolidation of Air Travel Bureau Limited.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2017 was INR 777.4 million as compared to a loss of INR 411.9 million in the three months ended September 30, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants, the Adjusted Loss1 would have been at INR 417.7 million for three months ended September 30, 2017 and INR 413 million for three months ended September 30, 2016.

Basic and Diluted Loss per Share. Basic and diluted loss per share was INR 22.44 in the three months ended September 30, 2017 as compared to basic and diluted loss per share of INR 19.01 in the three months ended September 30, 2016. After excluding employee share based compensation costs and net change in fair value of warrants, Adjusted Basic and Diluted Loss Per Share1 would have been INR 12.01 in the three months ended September 30, 2017 as compared to INR 19.07 in the three months ended September 30, 2016.

Liquidity. As of September 30, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 3,741 million as compared to INR 1,417 million as on September 30, 2016.

In September 2017, the Company took a term loan of $7.8 million, or approximately INR 509.3 million, from Innoven Capital Singapore PTE. LTD., consisting of $5 million “Facility A” and $2.8 million “Facility B”, carrying an interest of 9% per annum. The loan is repayable in relation to Facility A over the period until January 01, 2020 and in relation to Facility B over the period until August 01, 2019. The amount outstanding against this loan as of September 30, 2017 was $7.7 million, or approximately INR 501.4 million. The loan is secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

Yatra Online Private Limited (“Yatra India”), an indirect subsidiary of the Company, took a term loan from Innoven Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million “First Tranche” and INR 175 million “Second Tranche” in September 2017, carrying an interest of 14.75% per annum. The loan is repayable in relation to First Tranche over the period until January 01, 2020 and in relation to Second Tranche over the period until August 01, 2019. The amount outstanding against this loan as of September 30, 2017 was INR 487.4 million. The loan is secured by hypothecation of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in Air Travel Bureau Limited.

Note:

1.       See section “Certain Non-IFRS Measures”

Conference Call

Yatra will host a conference call to discuss the company’s unaudited results for the three months ended September 30, 2017 beginning at 8:30 AM Eastern Standard Time (or 7:00 PM India Standard Time) on November 14, 2017. To participate, please use US/International dial-in number: +1 (719) 457-2627. Thereafter, callers will be prompted to enter the Conference ID: 7021461 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

Our non-GAAP financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Change in fair value of warrants – Consequent to consummation of the business combination with Terrapin 3 Acquisition Corp on December 16, 2016, the Company assumed the liability for 34.67 million warrants having right to subscribe for 17.33 million ordinary shares of Yatra Online, Inc. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-GAAP financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-GAAP financial measures exclude share-based compensation cost and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Diluted Loss Per Share.

The following table reconciles our results from operations (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Amount in INR thousands
Results from operations (as per IFRS)*	(575,357)	(394,298)	(1,545,937)	(450,187)
Depreciation and amortization	103,111	63,378	191,795	128,678
EBITDA	(472,246)	(330,920)	(1,354,142)	(321,509)
Employee share-based compensation costs	183,776	2,703	455,321	6,300
Adjusted EBITDA (Loss)	(288,470)	(328,217)	(898,821)	(315,209)

* Does not include “share of loss of joint ventures”.

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Amount in INR thousands
Results from operations (as per IFRS)*	(575,357)	(394,298)	(1,545,937)	(450,187)
Employee share-based compensation costs	183,776	2,703	455,321	6,300
Adjusted Results from Operations	(391,581)	(391,595)	(1,090,616)	(443,887)

* Does not include “share of loss of joint ventures”.

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Amount in INR thousands
Loss for the period (as per IFRS)	(777,431)	(411,900)	(3,903,364)	(492,866)
Employee share-based compensation costs	183,776	2,703	455,321	6,300
Net change in fair value of warrants	175,969	(3,830)	2,356,054	(3,984)
Adjusted Loss for the Period	(417,686)	(413,027)	(1,091,989)	(490,550)

The following table reconciles Basic and Diluted loss per share (an IFRS measure) to Adjusted Basic and Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic and Diluted Loss (Per Share) (unaudited)	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Basic and diluted loss per share (as per IFRS)	(22.44)	(19.01)	(113.95)	(22.72)
Employee share-based compensation costs	5.28	0.12	13.08	0.29
Net change in fair value of warrants	5.15	(0.18)	68.91	(0.19)
Adjusted Basic and Diluted Loss Per Share	(12.01)	(19.07)	(31.96)	(22.62)

The following table reconciles our Revenue (an IFRS measure), to Revenue Less Service Cost (a non-IFRS measure):

	Air ticketing		Hotels and Packages		Others		Total
	Three months ended September 30,
Amount in INR thousands except %	2017	2016	2017	2016	2017	2016	2017	2016
	Unaudited
Revenue	1,200,146	855,704	1,205,599	1,004,340	169,582	76,128	2,575,327	1,936,172
Service cost	-	-	(885,523)	(779,394)	-	-	(885,523)	(779,394)
Revenue less service cost	1,200,146	855,704	320,076	224,946	169,582	76,128	1,689,804	1,156,778

	Air ticketing		Hotels and Packages		Others		Total
	Six months ended September 30,
Amount in INR thousands except %	2017	2016	2017	2016	2017	2016	2017	2016
	Unaudited
Revenue	2,263,435	1,701,995	3,038,936	2,724,886	300,027	134,231	5,602,398	4,561,112
Service cost	-	-	(2,280,398)	(2,184,105)	-	-	(2,280,398)	(2,184,105)
Revenue less service cost	2,263,435	1,701,995	758,538	540,781	300,027	134,231	3,322,000	2,377,007

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slowdown of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in "Creating Happy Travelers," we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading consolidator of accommodation options, we provide real-time bookings for more than 70,000 hotels in India and over 500,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2017		2016	2017		2016
	Unaudited			Unaudited
	INR	USD	INR	INR	USD	INR
Revenue
Rendering of services	2,430,622	37,222	1,868,530	5,348,142	81,901	4,446,022
Other revenue	144,705	2,216	67,642	254,256	3,894	115,090
Total revenue	2,575,327	39,438	1,936,172	5,602,398	85,795	4,561,112

Other income	4,380	67	729	6,605	101	2,131

Service cost	885,523	13,561	779,394	2,280,398	34,922	2,184,105
Personnel expenses	714,673	10,944	383,752	1,439,611	22,046	754,393
Marketing and sales promotion expenses	827,794	12,677	543,339	1,980,746	30,333	873,946
Other operating expenses	623,963	9,555	561,336	1,262,390	19,332	1,072,308
Depreciation and amortization	103,111	1,579	63,378	191,795	2,937	128,678
Results from operations	(575,357)	(8,811)	(394,298)	(1,545,937)	(23,674)	(450,187)

Share of loss of joint venture	(1,571)	(24)	(1,472)	(3,125)	(48)	(4,042)
Finance income	5,859	90	25,797	56,433	864	51,169
Finance costs	(22,439)	(344)	(31,833)	(34,165)	(523)	(65,996)
Change in fair value of warrants- gain/(loss)	(175,969)	(2,695)	3,830	(2,356,054)	(36,080)	3,984
Loss before income taxes	(769,477)	(11,784)	(397,976)	(3,882,848)	(59,461)	(465,072)
Income tax expense	(7,954)	(122)	(13,924)	(20,516)	(314)	(27,794)
Loss for the period	(777,431)	(11,906)	(411,900)	(3,903,364)	(59,775)	(492,866)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods(net of taxes)
Remeasurement (loss)/gain on defined benefit plan	1,041	16	(2,307)	(9,080)	(139)	(8,237)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	(30,979)	(474)	5,728	(39,621)	(607)	(14,236)

Other comprehensive (loss)/gain for the period, net of tax	(29,938)	(458)	3,421	(48,701)	(746)	(22,473)
Total comprehensive loss for the period, net of tax	(807,369)	(12,364)	(408,479)	(3,952,065)	(60,521)	(515,339)

Loss attributable to :
Owners of the Parent Company	(767,126)	(11,749)	(404,915)	(3,876,327)	(59,362)	(483,964)
Non-Controlling interest	(10,305)	(157)	(6,985)	(27,037)	(413)	(8,902)
Loss for the period	(777,431)	(11,906)	(411,900)	(3,903,364)	(59,775)	(492,866)

Total comprehensive loss attributable to :
Owners of the Parent Company	(797,037)	(12,206)	(401,445)	(3,924,864)	(60,105)	(506,257)
Non-Controlling interest	(10,332)	(158)	(7,034)	(27,201)	(416)	(9,082)
Total comprehensive loss for the period	(807,369)	(12,364)	(408,479)	(3,952,065)	(60,521)	(515,339)

Loss per share
Basic	(22.44)	(0.34)	(19.01)	(113.95)	(1.74)	(22.72)
Diluted	(22.44)	(0.34)	(19.01)	(113.95)	(1.74)	(22.72)

Weighted average number of shares
Basic	34,187,930	34,187,930	21,297,522	34,018,711	34,018,711	21,297,522
Diluted	34,187,930	34,187,930	21,297,522	34,018,711	34,018,711	21,297,522

Weighted average number of ordinary shares outstanding was used in computing basic/diluted earnings per share (EPS)

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2017

(Amounts in thousands, except per share data and number of shares)

	September 30, 2017		March 31, 2017
	Unaudited		Audited
	INR	USD	INR
Assets
Non-current assets
Property, plant and equipment	239,138	3,662	141,646
Intangible assets and goodwill	2,245,088	33,578	1,609,103
Prepayments and other assets	11,560	177	4,935
Other financial assets	54,811	839	53,860
Term deposits	29,426	451	28,317
Other non financial assets	96,105	1,472	82,404
Deferred tax asset	76,990	1,982	35,874
Total non current assets	2,753,118	42,161	1,956,139

Current assets
Inventories	31,244	479	14,222
Trade and other receivables	4,254,337	65,151	1,970,375
Prepayments and other assets	1,017,847	15,587	744,490
Income tax recoverable	322,611	4,940	292,763
Other current financial assets	47,241	723	63,640
Term deposits	276,237	4,230	3,000,175
Cash and cash equivalents	3,435,372	52,609	1,532,629
Total current assets	9,384,889	143,719	7,618,294

Total assets	12,138,007	185,880	9,574,433

Equity and liabilities
Equity
Share capital	656	10	633
Share premium	14,826,794	227,057	14,438,936
Treasury shares	(42,227)	(647)	(54,371)
Other capital reserve	682,801	10,456	733,448
Accumulated deficit	(15,890,919)	(243,353)	(12,003,430)
Foreign currency translation reserve	(17,933)	(275)	22,271
Total equity attributable to equity holders of the company	(440,828)	(6,752)	3,137,487
Total non controlling Interest	31,368	480	52,082
Total Equity	(409,460)	(6,272)	3,189,569

Non current liabilities
Borrowings	602,739	9,230	30,902
Employee benefits	65,546	1,004	55,207
Deferred revenue	611,627	9,366	458,703
Other financial liabilities	2,009	31	4,979
Other non financial liability	4,820	74	3,598
Total Non current liabilities	1,286,741	19,705	553,389

Current liabilities
Borrowings	1,153,563	17,666	13,974
Trade and other payables	3,946,629	60,438	3,148,544
Employee benefits	79,918	1,224	49,147
Deferred revenue	657,027	10,062	539,562
Other taxes payable	1,783	27	14,563
Income taxes payable	3,751	57	-
Other financial liabilities	4,530,464	69,379	1,450,623
Other current liabilities	887,591	13,594	615,062
Total current liabilities	11,260,726	172,447	5,831,475
Total liabilities	12,547,467	192,152	6,384,864
Total equity and liabilities	12,138,007	185,880	9,574,433

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for six months ended September 30, 2017

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2017	633	14,438,936	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

Loss for the period	-	-	-	(3,876,327)	-	-	(3,876,327)	(27,037)	(3,903,364)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	(39,621)	(39,621)	-	(39,621)
Remeasurement loss on defined benefit plan	-	-	-	(8,916)	-	-	(8,916)	(164)	(9,080)
Total other comprehensive loss	-	-	-	(8,916)	-	(39,621)	(48,537)	(164)	(48,701)

Total comprehensive loss	-	-	-	(3,885,243)	-	(39,621)	(3,924,864)	(27,201)	(3,952,065)

Share based payments	-	-	-	1,486	454,493	-	455,979	-	455,979
Transaction with equity shareholders*	-	(112,406)			-		(112,406)		(112,406)
Exercise of options	23	500,264	12,144	-	(506,884)	(583)	4,964	-	4,964
Warrants	-	-	-	-	1,744	-	1,744	-	1,744
Contingent Dividend				2,755			2,755	-	2,755
Transaction with non controlling interest**	-	-	-	(6,487)	-	-	(6,487)	6,487	-
Total contribution by owners	23	387,858	12,144	(2,246)	(50,647)	(583)	346,549	6,487	353,036

Balance as at September 30, 2017	656	14,826,794	(42,227)	(15,890,919)	682,801	(17,933)	(440,828)	31,368	(409,460)

*Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

**Transaction with non controlling interest represents shares of a subsidiary issued to stakeholders outside the Group. The percentage holding of the parent is 98.22% as of September 30, 2017 (98.20% as of March 31, 2017)

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for six months ended September 30, 2016

(Amounts in INR thousands, except per share data and number of shares)

			Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Preference share capital	Preference share premium	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Advances against equity	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	-	429,472	11,586	441,058

Loss for the period	-	-	-	-	(483,964)	-	-	-	(483,964)	(8,902)	(492,866)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(14,236)	-	(14,236)	-	(14,236)
Remeasurement loss on defined benefit plan	-	-	-	-	(8,057)	-	-	-	(8,057)	(180)	(8,237)
Total other comprehensive loss	-	-	-	-	(8,057)	-	(14,236)	-	(22,293)	(180)	(22,473)

Total comprehensive loss	-	-	-	-	(492,021)	-	(14,236)	-	(506,257)	(9,082)	(515,339)

Share based payments	-	-	-	-	5,079	1,158	-	-	6,237	63	6,300
Issuance of shares	-	-	-	-	-	-	-	9,471	9,471	-	9,471
Balance as at September 30, 2016	27	121,203	196	6,179,568	(6,510,632)	175,978	(36,888)	9,471	(61,077)	2,567	(58,510)

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2017

(Amounts in thousands, except per share data and number of shares)

	Six months ended September 30,
	2017		2016
	Unaudited
	INR	USD	INR
Cash flows from operating activities:
Loss before tax	(3,882,848)	(59,461)	(465,072)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	191,795	2,937	128,678
Finance income	(58,579)	(897)	(46,119)
Finance costs	32,315	495	45,644
Unrealized foreign exchange gain	(5,444)	(83)	(143)
Profit on disposal of property, plant and equipment	(339)	(5)	-
Change in fair value of warrants - loss/(gain)	2,356,054	36,080	(3,984)
Excess provision written back	(16,017)	(245)	(10,212)
Advances written back	(107)	(2)	-
Trade and other receivables provision / written-off	35,460	543	28,626
Share of loss of a joint venture	3,125	48	4,042
Share-based payment expense	455,321	6,973	6,300
Working capital changes:
Increase in trade and other receivables	(1,130,551)	(17,313)	(571,982)
Decrease/(increase) in inventories	(12,490)	(193)	5,503
Increase in trade and other payables	78,100	1,196	951,376
Direct taxes paid (net of refunds)	(44,440)	(681)	(4,970)
Net cash (used in)/from operating activities	(1,998,645)	(30,608)	67,687

Cash flows from investing activities:
Acquisition of business (net of cash acquired)	(353,457)	(5,413)	-
Purchase of property, plant and equipment	(56,698)	(868)	(22,805)
Proceeds from sale of property, plant and equipment	424	6	-
Purchase/development of intangible assets	(206,887)	(3,168)	(195,115)
Investment in term deposits	(994,320)	(15,227)	(8,940)
Proceeds from term deposits	3,833,318	58,703	32,371
Interest received	2,384	37	45,002
Net cash from/(used in) investing activities	2,224,764	34,070	(149,487)

Cash flows from financing activities:
Proceeds from issue of equity shares	2,416	37	9,510
Transaction with equity shareholders	(1,117)	(17)	-
Proceeds of borrowings	1,025,604	68,059	-
Repayment of borrowings	(25,465)	(52,743)	(49,032)
Repayment of vehicle loan	(8,004)	(123)	(2,153)
Interest paid on term loan	(5,705)	(87)	(11,536)
Interest paid on vehicle loan	(1,926)	(29)	(1,701)
Interest paid on bank overdraft	(12,022)	(184)	(6,724)
Net cash used in financing activities	973,781	14,913	(61,636)

Net increase/(decrease) in cash and cash equivalents	1,199,900	18,375	(143,436)

Effect of exchange differences on cash and cash equivalents	16,413	251	(11,652)
Cash and cash equivalents at the beginning of the year	1,532,629	23,471	389,664
Closing cash and cash equivalents at the end of the year	2,748,942	42,097	234,576

Components of cash and cash equivalents:
Cash on hand	13,889	213	3,339
Balances with banks
On current account	2,727,176	41,764	269,302
Credit card collection in hand	283,407	4,340	142,894
On deposit accounts	410,900	6,292	-
Total cash and cash equivalents	3,435,372	52,609	415,535
Less: Bank overdrafts	(686,430)	(10,512)	(180,959)
Total cash and cash equivalents	2,748,942	42,097	234,576

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	Three months Ended September 30,		Six months Ended September 30,
	2017	2016	2017	2016
(in thousands except %)
Quantitative details *
Air Passengers Booked	2,187	1,660	4,060	3,294
Stand-alone Hotel Room Nights Booked	443	300	912	576
Packages Passengers Travelled	32	26	85	73
Amount in INR thousands except %
Gross Bookings
Air Ticketing	19,149,305	13,423,566	36,505,193	27,225,180
Hotels and Packages	2,755,953	2,195,750	6,127,040	5,092,211
Total	21,905,258	15,619,316	42,632,233	32,317,391
Revenue Less Service Cost
Air Ticketing	1,200,146	855,705	2,263,435	1,701,995
Hotels and Packages	320,076	224,945	758,538	540,781
Others	169,582	76,128	300,027	134,231
Total	1,689,804	1,156,778	3,322,000	2,377,007
Net Revenue Margin %**
Air Ticketing	6.3%	6.4%	6.2%	6.3%
Hotels and Packages	11.6%	10.2%	12.4%	10.6%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.